Exhibit 2.2
May 16, 2008
Lamar Advertising of Penn, LLC
Post Office Box 66338
Baton Rouge, Louisiana 70896
     Re: Sale of Vista Media Group, Inc.
Ladies and Gentlemen:
     Entravision Communications Corporation, Z-Spanish Media Corporation (collectively, “Seller”), Vista Media Group, Inc. (the “Company”), and Lamar Advertising of Penn, LLC (“Buyer”) have entered into that certain Stock Purchase Agreement dated as of February 28, 2008 (the “SPA”) regarding the sale of the issued and outstanding capital stock of the Company. In connection with such sale, the parties to the SPA desire to make certain modifications to the terms of the SPA and memorialize certain additional arrangements. Except as modified herein, the terms of the SPA remain in full force and effect as originally written, and all references therein to the “Agreement” shall be deemed to mean the SPA as amended by this letter. All capitalized terms used below and not defined in this letter shall have the definitions given them in the SPA.
     By execution of this letter, Seller, the Company and Buyer agree as follows:
1. The Schedules to the SPA are amended and updated by inserting Schedules 3.5, 3.9(b), 3.9(d), and 3.10 attached to this letter agreement as new Schedules 3.5, 3.9(b), 3.9(d), and 3.10, respectively, to the SPA.
2. In respect of the deliveries by Seller contemplated under Section 2.5(a)(xiii), Seller has informed Buyer that as of Closing, Seller will not have in its possession all of the insurance policies in effect as of Closing. Accordingly, at Closing, Seller agrees to deliver to Buyer copies of those insurance policies in effect that are in Seller’s possession, and with respect to those policies which have been renewed and are not yet in Seller’s possession, Seller agrees to deliver at Closing copies of the most recent policies in effect and to deliver within ten (10) days following Seller’s receipt thereof such other policies not yet in Seller’s possession.
3. Section 10.2(I) of the SPA is hereby amended by adding a new subparagraph 10.2(I)(j), as follows:
“and, (j) any Damages relating to or resulting from that certain Judgment dated June 13, 2001, in the original amount of $84,836.16, against Sale Point Posters, Inc., in favor of the Commissioners of the State Insurance Fund”.

Lamar Advertising of Penn, LLC

The parties further agree that any claim by Buyer under subparagraph 10.2(I)(j) of the SPA shall not be subject to the limitation of the Basket.
4. For a period of thirty (30) days following Closing, Seller hereby agrees to allow Buyer to access Seller’s premises located at 5700 Wilshire Boulevard, Suite 250, Los Angeles, California 90036, during regular business hours and upon reasonable prior notice, to remove all furniture, equipment and other private property owned by the Company or its Subsidiaries. Such access shall be coordinated primarily by or through Ray Baker on behalf of Buyer, and Chris Young, on behalf of Seller.
5. Buyer intends to engage an outside audit firm to perform a full audit of the financial statements of the Company and its Subsidiaries for the one year period ending December 31, 2007, and to prepare a compilation of the interim financial statements of the Company and its Subsidiaries for the three month period ending March 31, 2008, at Buyer’s expense. Seller consents to Buyer’s use of any reputable outside auditing firm other than PWC as outside auditor to perform the audit and compilation and agrees to, at Buyer’s request and in such outside auditor’s sole discretion, use commercially reasonable efforts to discuss the proposed audit and compilation with such outside auditor. Seller further agrees, at no cost or charge to Buyer (except for the reimbursement of out of pocket costs and expenses approved in advance by Buyer), to (for a period of one (1) year following the Closing) provide commercially reasonable cooperation with Buyer’s selected audit firm, including making available, at reasonable times and upon reasonable prior notice, to Buyer and Buyer’s selected outside audit firm Seller’s accounting personnel whose past responsibilities have included accounting functions relating to the Company and its Subsidiaries, including without limit answering reasonable questions posed by such audit firm. Seller agrees to retain copies (physical or electronic) of the accounting books and records of the Company and its Subsidiaries for a period of 120 days following the Closing (excluding any accounting records books and records, the right to possession of which is transferred to Buyer pursuant to Section 2.5(a)(xii) of the SPA).
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Lamar Advertising of Penn, LLC

Very truly yours, ENTRAVISION COMMUNICATIONS CORPORATION, Z-SPANISH MEDIA CORPORATION, and VISTA MEDIA GROUP, INC.
By:	/s/ Walter F. Ulloa
Walter F. Ulloa
Chairman and Chief Executive Officer of each of Entravision Communications Corporation, Z-Spanish Media Corporation, and Vista Media Group, Inc.

ACCEPTED AND AGREED:
LAMAR ADVERTISING OF PENN, LLC

By:	The Lamar Company, LLC,
Its sole Managing Member

By:	Lamar Media Corp., its sole Managing
Member

By:	/s/ Keith A. Istre Keith A. Istre
Executive Vice President and
Chief Financial Officer